Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 13, 2023

BEIJING, China, March 14, 2023 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “Despite the challenges posed by the COVID-19 pandemic in December 2022, our team’s unwavering commitment to achieve our goals and our efforts to improve operational efficiency allowed us to achieve a profitable quarter. In addition, we focused on enhancing our differentiation in areas such as premium content production, hot topic curation, and our flagship app product features. Stepping into 2023, we are expecting improvement in the economic environment that we operate in. We are dedicated to revitalizing our core business and achieving new milestones in revenue diversification.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Our team executed in the face of adversity to achieve a total revenue of RMB223.9 million in the fourth quarter of 2022, exceeding our expectation. In addition, we achieved a profitable quarter through our team’s continuous efforts and effective cost control measures to increase operational efficiency. Looking ahead, we anticipate a revitalized market and improving economic conditions, and we remain steadfast in our commitment to prudent financial management and the creation of sustained value for our shareholders.”

Fourth Quarter 2022 Financial Results

REVENUES

Total revenues in the fourth quarter of 2022 decreased by 26.1% to RMB223.9 million (US$32.5 million) from RMB302.9 million in the same period of 2021, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the fourth quarter of 2022 decreased by 26.4% to RMB205.4 million (US$29.8 million) from RMB279.2 million in the same period of 2021, mainly due to the reduction in advertising spending of advertisers from certain industries, the intensified industry-wide competition and the negative impact of the COVID-19 outbreaks in China in the fourth quarter of 2022.

Paid services revenues in the fourth quarter of 2022 decreased by 21.9% to RMB18.5 million (US$2.7 million) from RMB23.7 million in the same period of 2021. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the fourth quarter of 2022 decreased by 30.4% to RMB5.5 million (US$0.8 million) from RMB7.9 million in the same period of 2021, mainly due to the reduction in the content spending of certain customers. Revenues from E-commerce and others in the fourth quarter of 2022 decreased by 17.7% to RMB13.0 million (US$1.9 million) from RMB15.8 million in the same period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the fourth quarter of 2022 decreased by 31.2% to RMB135.8 million (US$19.7 million) from RMB197.5 million in the same period of 2021, partly as a result of the Company’s strict cost control measures.

Gross profit in the fourth quarter of 2022 decreased by 16.4% to RMB88.1 million (US$12.8 million) from RMB105.4 million in the same period of 2021. Gross margin in the fourth quarter of 2022 increased to 39.4% from 34.8% in the same period of 2021 primarily due to the Company’s strict cost control measures.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2022, which excluded share-based compensation, increased to 39.5% from 35.2% in the same period of 2021.

OPERATING EXPENSES AND INCOME OR LOSS FROM OPERATIONS

Total operating expenses in the fourth quarter of 2022 decreased by 73.9% to RMB41.4 million (US$6.0 million) from RMB158.4 million in the same period of 2021, primarily attributable to the decrease in general and administrative expenses as the Company reversed certain allowance for credit losses in the fourth quarter of 2022 due to the collection of some long-aged accounts receivables, as well as the decrease in other operating expenses as a result of the strict cost control measures.

Income from operations in the fourth quarter of 2022 was RMB46.7 million (US$6.8 million), compared to loss from operations of RMB53.0 million in the same period of 2021. Operating margin in the fourth quarter of 2022 was positive 20.9%, compared to negative 17.5% in the same period of 2021.

Non-GAAP income from operations in the fourth quarter of 2022, which excluded share-based compensation, was RMB47.3 million (US$6.9 million), compared to non-GAAP loss from operations of RMB51.0 million in the same period of 2021. Non-GAAP operating margin in the fourth quarter of 2022, which excluded share-based compensation, was positive 21.1%, compared to negative 16.8% in the same period of 2021.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the fourth quarter of 2022 was RMB6.0 million (US$0.9 million), compared to total net other income of RMB29.3 million in the same period of 2021. The decrease in total net other income was mainly due to the following:

•
Net interest income in the fourth quarter of 2022 was RMB4.2 million (US$0.6 million), compared to RMB11.0 million in the same period of 2021.

•
Foreign currency exchange gain in the fourth quarter of 2022 was RMB4.2 million (US$0.6 million), compared to a foreign currency exchange gain of RMB6.4 million in the same period of 2021, which was mainly caused by the appreciation of Renminbi against US dollars in the fourth quarter of 2022.

•
Loss from equity method investments, net of impairment was RMB7.4 million (US$1.1 million) in the fourth quarter of 2022, compared to income from equity method investments, net of impairment of RMB1.2 million in the same period of 2021, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships accounted for under equity method.

•
Others, net, in the fourth quarter of 2022 was a gain of RMB5.5 million (US0.8 million), compared to a gain of RMB12.0 million in the same period of 2021. Others, net primarily consists of government subsidies and some non-operating gain or loss.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited in the fourth quarter of 2022 was RMB41.6 million (US$6.0 million), compared to net loss attributable to Phoenix New Media Limited of RMB35.4 million in the same period of 2021. Net margin in the fourth quarter of 2022 was positive 18.6%, compared to negative 11.7% in the same period of 2021. Net income per diluted ordinary share in the fourth quarter of 2022 was RMB0.07 (US$0.01), compared to net loss per diluted ordinary share of RMB0.06 in the same period of 2021.

Non-GAAP net income attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, was RMB50.0 million (US$7.2 million) in the fourth quarter of 2022, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB33.2 million in the same period of 2021. Non-GAAP net margin in the fourth quarter of 2022 was positive 22.3%, compared to negative 11.0% in the same period of 2021. Non-GAAP net income per diluted ADS in the fourth quarter of 2022 was RMB4.12 (US$0.60), compared to non-GAAP net loss per diluted ADS of RMB2.74 in the same period of 2021. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the fourth quarter of 2022, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 12,131,757. As of December 31, 2022, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 12,131,757 ADSs.

Full Year 2022 Financial Results

REVENUES

Total revenues in 2022 decreased by 23.7% to RMB785.7 million (US$113.9 million) from RMB1.03 billion in 2021, primarily attributable to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in 2022 decreased by 25.1% to RMB696.7 million (US$101.0 million) from RMB930.0 million in 2021, primarily due to the reduction in advertising spending of advertisers from certain industries, intensified industry-wide competition and the negative impact of the COVID-19 outbreaks in China in 2022.

Paid services revenues in 2022 decreased by 11.3% to RMB89.0 million (US$12.9 million) from RMB100.3 million in 2021, primarily attributable to the decrease in revenues from paid contents caused by the reduction in the content spending of certain customers.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in 2022 decreased by 8.2% to RMB548.5 million (US$79.5 million) from RMB597.4 million in 2021.

Gross profit in 2022 decreased to RMB237.2 million (US$34.4 million) from RMB432.9 million in 2021. Gross margin in 2022 decreased to 30.2% from 42.0% in 2021, mainly caused by the more significant decrease in total revenues than the decrease in cost of revenues, as explained above.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expense in 2022 decreased to RMB428.6 million (US$62.1 million) from RMB769.0 million in 2021, primarily attributable to the decrease in general and administrative expenses as the Company recognized more allowance for credit losses related to the accounts receivable and notes receivable from Evergrande Group in 2021 and did not recognize so much loss in 2022, as well as the decrease in certain operating expense items as a result of the strict cost control measures.

Loss from operations in 2022 was RMB191.4 million (US$27.7 million), compared to RMB336.1 million in 2021. Operating margin in 2022 was negative 24.4%, compared to negative 32.6% in 2021.

Non-GAAP loss from operations in 2022, which excluded share-based compensation, was RMB183.6 million (US$26.6 million), compared to RMB326.5 million in 2021. Non-GAAP operating margin in 2022, which excluded share-based compensation, was negative 23.4%, compared to negative 31.7% in 2021.

OTHER INCOME OR LOSS

Total net other income decreased from RMB83.6 million in 2021 to RMB59.7 million (US$8.7 million) in 2022. The decrease in total net other income in 2022 was mainly due to (1) the foreign exchange loss of RMB32.9 million (US$4.8 million) recognized in 2022 as compared to foreign currency exchange gain of RMB8.6 million recognized in 2021, which was mainly caused by the depreciation of Renminbi against US dollars in 2022, (2) the decrease in net interest income of RMB15.9 million (US$2.3 million), (3) loss from equity method investments, net of impairment of RMB8.2 million (US$1.2 million) recognized in 2022 as compared to income from equity method investments, net of impairment of RMB0.4 million recognized in 2021, and (4) the decrease in others net of RMB17.1 million (US$2.5 million), partially offset by the gain on disposal of available-for-sale debt investments of RMB64.4 million (US$9.3 million) recognized in 2022, which represented the difference between the actual withholding tax paid in 2022 and the previously accrued withholding tax that was calculated based on 10% of the gain recognized from the disposal of available-for-sale debt investments in Particle, as disclosed in our Form 20-F dated April 28, 2022.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to the Company in 2022 was RMB109.7 million (US$15.9 million), compared to net loss attributable to the Company of RMB205.7 million in 2021. Net margin in 2022 was negative 14.0%, compared to negative 20.0% in 2021. Net loss per diluted ordinary share in 2022 was RMB0.19 (US$0.03), compared to a net loss per diluted ordinary share of RMB0.35 in 2021.

Non-GAAP net loss attributable to the Company in the fiscal year of 2022, which excluded share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investment, was RMB154.6 million (US$22.4 million), compared to non-GAAP net loss attributable to the Company of RMB198.4 million in 2021. Non-GAAP net margin in the fiscal year of 2022 was negative 19.7%, compared to negative 19.3% in 2021. Non-GAAP net loss per diluted ADS in 2022 was RMB12.74 (US$1.85), compared to non-GAAP net loss per diluted ADS of RMB16.36 in 2021.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2022, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.15 billion (US$167.4 million).

Business Outlook

For the first quarter of 2023, the Company expects its total revenues to be between RMB123.1 million and RMB143.1 million; net advertising revenues are expected to be between RMB107.4 million and RMB122.4 million; and paid services revenues are expected to be between RMB15.7 million and RMB20.7 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 13, 2023 (March 14, 2023 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2022 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here ( https://register.vevent.com/register/BI5ae626f19997413fb6e7b6037b7948d4). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	188,980	95,982	13,916
Term deposits and short term investments	1,309,028	1,049,555	152,171
Restricted cash	15,618	9,055	1,313
Accounts receivable, net	456,935	428,587	62,139
Amounts due from related parties	57,079	46,215	6,701
Prepayment and other current assets	49,363	32,257	4,677
Total current assets	2,077,003	1,661,651	240,917
Non-current assets:
Property and equipment, net	29,051	13,091	1,898
Intangible assets, net	22,495	29,126	4,223
Available-for-sale debt investments	29,401	304	44
Equity investments, net	111,128	114,389	16,585
Deferred tax assets	92,189	89,060	12,912
Operating lease right-of-use assets, net	41,361	103,551	15,013
Other non-current assets	3,218	19,652	2,849
Total non-current assets	328,843	369,173	53,524
Total assets	2,405,846	2,030,824	294,441
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	217,172	176,956	25,656
Amounts due to related parties	34,735	64,733	9,385
Advances from customers	33,461	31,942	4,631
Taxes payable	412,776	183,525	26,609
Salary and welfare payable	119,812	94,484	13,699
Accrued expenses and other current liabilities	123,243	89,042	12,910
Operating lease liabilities	25,780	23,639	3,427
Total current liabilities	966,979	664,321	96,317
Non-current liabilities:
Deferred tax liabilities	1,312	-	-
Long-term liabilities	28,330	20,333	2,948
Operating lease liabilities	20,070	80,947	11,736
Total non-current liabilities	49,712	101,280	14,684
Total liabilities	1,016,691	765,601	111,001
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,537
Class B ordinary shares	22,053	22,053	3,197
Additional paid-in capital	1,629,014	1,636,821	237,317
Statutory reserves	98,482	99,547	14,433
Accumulated deficit	(300,357)	(411,074)	(59,600)
Accumulated other comprehensive loss	(39,308)	(45,401)	(6,583)
Total Phoenix New Media Limited shareholders' equity	1,427,383	1,319,445	191,301
Noncontrolling interests	(38,228)	(54,222)	(7,861)
Total shareholders' equity	1,389,155	1,265,223	183,440
Total liabilities and shareholders' equity	2,405,846	2,030,824	294,441

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	279,163	172,401	205,409	29,782	930,025	696,664	101,007
Paid service revenues	23,750	22,372	18,505	2,683	100,306	89,043	12,910
Total revenues	302,913	194,773	223,914	32,465	1,030,331	785,707	113,917
Cost of revenues	(197,539)	(128,402)	(135,781)	(19,686)	(597,397)	(548,505)	(79,526)
Gross profit	105,374	66,371	88,133	12,779	432,934	237,202	34,391
Operating expenses:
Sales and marketing expenses	(83,881)	(48,647)	(44,368)	(6,433)	(276,254)	(204,984)	(29,720)
General and administrative expenses	(33,757)	(20,927)	26,719	3,874	(334,189)	(91,846)	(13,316)
Technology and product development expenses	(40,771)	(33,359)	(23,758)	(3,445)	(158,586)	(131,807)	(19,110)
Total operating expenses	(158,409)	(102,933)	(41,407)	(6,004)	(769,029)	(428,637)	(62,146)
(Loss)/income from operations	(53,035)	(36,562)	46,726	6,775	(336,095)	(191,435)	(27,755)
Other income/(loss):
Interest income, net	10,957	8,298	4,210	610	47,304	31,411	4,554
Foreign currency exchange gain/(loss)	6,392	(15,604)	4,212	611	8,612	(32,872)	(4,766)
Income/(loss) from equity method investments, net of impairment	1,152	(199)	(7,392)	(1,072)	401	(8,195)	(1,188)
Fair value changes in investments, net	(1,318)	2,294	(483)	(70)	1,906	2,664	386
Gain on disposal of available-for-sale debt investments	-	64,357	-	-	-	64,357	9,331
Impairment of available-for-sale debt investments	-	-	-	-	-	(5,980)	(867)
Others, net	12,122	2,021	5,468	793	25,387	8,294	1,203
(Loss)/income before income taxes	(23,730)	24,605	52,741	7,647	(252,485)	(131,756)	(19,102)
Income tax (expense)/benefit	(6,823)	(3,071)	(6,038)	(875)	(20,581)	6,037	875
Net (loss)/income	(30,553)	21,534	46,703	6,772	(273,066)	(125,719)	(18,227)
Net (income)/loss attributable to noncontrolling interests	(4,874)	2,797	(5,149)	(747)	67,365	16,067	2,329
Net (loss)/income attributable to Phoenix New Media Limited	(35,427)	24,331	41,554	6,025	(205,701)	(109,652)	(15,898)
Net (loss)/income	(30,553)	21,534	46,703	6,772	(273,066)	(125,719)	(18,227)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(4,881)	-	-	-	(6,611)	(24,010)	(3,481)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(3,590)	12,123	(5,749)	(834)	(4,483)	17,916	2,598
Comprehensive (loss)/income	(39,024)	33,657	40,954	5,938	(284,160)	(131,813)	(19,110)
Comprehensive (income)/loss attributable to noncontrolling interests	(4,874)	2,797	(5,149)	(747)	67,366	16,067	2,329
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(43,898)	36,454	35,805	5,191	(216,794)	(115,746)	(16,781)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.06)	0.04	0.07	0.01	(0.35)	(0.19)	(0.03)
Diluted	(0.06)	0.04	0.07	0.01	(0.35)	(0.19)	(0.03)
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(2.92)	2.01	3.43	0.50	(16.96)	(9.04)	(1.31)
Diluted	(2.92)	2.01	3.43	0.50	(16.96)	(9.04)	(1.31)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	279,163	172,401	205,409	29,782	930,025	696,664	101,007
Paid services	23,750	22,372	18,505	2,683	100,306	89,043	12,910
Total revenues	302,913	194,773	223,914	32,465	1,030,331	785,707	113,917
Cost of revenues
Net advertising service	189,306	119,850	126,906	18,399	566,443	514,725	74,628
Paid services	8,233	8,552	8,875	1,287	30,954	33,780	4,898
Total cost of revenues	197,539	128,402	135,781	19,686	597,397	548,505	79,526
Gross profit
Net advertising service	89,857	52,551	78,503	11,383	363,582	181,939	26,379
Paid services	15,517	13,820	9,630	1,396	69,352	55,263	8,012
Total gross profit	105,374	66,371	88,133	12,779	432,934	237,202	34,391

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	14,380	4,850	5,635	817	27,673	16,969	2,460
Content and operational costs	169,141	113,796	120,220	17,430	513,449	484,857	70,298
Bandwidth costs	14,018	9,756	9,926	1,439	56,275	46,679	6,768
Total cost of revenues	197,539	128,402	135,781	19,686	597,397	548,505	79,526

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2021				Three Months Ended September 30, 2022				Three Months Ended December 31, 2022
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	105,374	1,261	(1)	106,635	66,371	1,439	(1)	67,810	88,133	224	(1)	88,357
Gross margin	34.8%			35.2%	34.1%			34.8%	39.4%			39.5%
(Loss)/income from operations	(53,035)	2,079	(1)	(50,956)	(36,562)	4,128	(1)	(32,434)	46,726	598	(1)	47,324
Operating margin	(17.5)%			(16.8)%	(18.8)%			(16.7)%	20.9%			21.1%
		2,079	(1)			4,128	(1)			598	(1)
		(1,152)	(2)			199	(2)			7,392	(2)
		1,318	(3)			(2,294)	(3)			483	(3)
		-	(4)			(64,357)	(4)			-	(4)
Net (loss)/income attributable to Phoenix New Media Limited	(35,427)	2,245		(33,182)	24,331	(62,324)		(37,993)	41,554	8,473		50,027
Net margin	(11.7)%			(11.0)%	12.5%			(19.5)%	18.6%			22.3%
Net (loss)/income per ADS-diluted	(2.92)			(2.74)	2.01			(3.13)	3.43			4.12
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) (Income)/loss from equity method investments, net of impairment

(3) Fair value changes in investments, net

(4) Gain on disposal of available-for-sale debt investments

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2021				Twelve Months Ended December 31, 2022

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	432,934	3,052	(1)	435,986	237,202	2,803	(1)	240,005
Gross margin	42.0%			42.3%	30.2%			30.6%
Loss from operations	(336,095)	9,582	(1)	(326,513)	(191,435)	7,882	(1)	(183,553)
Operating margin	(32.6)%			(31.7)%	(24.4)%			(23.4)%
		9,582	(1)			7,882	(1)
		(401)	(2)			8,195	(2)
		(1,906)	(3)			(2,664)	(3)
		-	(4)			(64,357)	(4)
		-	(5)			5,980	(5)
Net loss attributable to Phoenix New Media Limited	(205,701)	7,275		(198,426)	(109,652)	(44,964)		(154,616)
Net margin	(20.0)%			(19.3)%	(14.0)%			(19.7)%
Net loss per ADS-diluted	(16.96)			(16.36)	(9.04)			(12.74)
Weighted average number of ADSs used in computing diluted net loss per ADS	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) (Income)/loss from equity method investments, net of impairment

(3) Fair value changes in investments, net

(4) Gain on disposal of available-for-sale debt investments

(5) Impairment of available-for-sale debt investments